Exhibit 99.9

NEWS RELEASE
OTCQB:CPPXF

BENGARA-II PRODUCTION SHARING CONTRACT EXPIRES

Jakarta, Indonesia– October 16, 2012 - Continental Energy Corporation (OTCQB: CPPXF) (the “Company”) an emerging energy company concentrating its efforts in Southeast Asia, today announced that Kunlun Energy Ltd., acting in its capacity as operator of the Bengara-II Production Sharing Contract (“PSC”) has terminated negotiations with the Indonesian government for an extension of the PSC's term. Consequently the PSC shall be relinquished and allowed to expire in accordance with its terms.

The Company's CEO, Richard L. McAdoo said, "We are disappointed that agreeable terms for an extension could not be worked out with the Indonesian government but with respect to Kunlun's decision in this regard, the door is now open for the Company to re-acquire a participation in the same block under new PSC terms, with a new PSC time clock, and at a higher participating interest when the block comes out for public tender in 2013. To that end, we intend to establish a joint bid group with other local industry players to present a competitive bid for the new Bengara-II PSC. Our years of experience involving the block provide the Company with a decided competitive advantage."

On behalf of the Company,
Robert V. Rudman, C.A.
Chief Financial Officer

Source:	Continental Energy Corporation
Media Contacts:	Robert Rudman, CFO, +1-561-779-9202, rrudman@continentalenergy.com
Further Info:	www.continentalenergy.com

No securities regulatory authority has either approved or disapproved the contents of this news release.

Forward Looking Statements

Statements in this news release that are not historical are forward looking statements. Forward looking statements in this news release include that we could re-acquire participation in the same block under new PSC terms, with a new time period and higher participating interest; that we will establish a joint bid group to present a competitive bid, and that our experience involving the block provides us with a competitive advantage. Factors which may cause actual results to be substantially different from those forward looking statements include that we may not be able to recruit partners to be involved with us, we may not be able to afford to participate at a higher level or at all, potential partners may not value our experience with the project, the PSC terms granted may be less favorable than previously, a PSC may not be granted at all by the Indonesian government, the costs of developing the project may be much greater than our resources, we may not be able to raise adequate funding to participate meaningfully or pay our share of costs, and despite promising results, even if we can procure the project we may be unable to profitably commercialize or operate it. Readers should also refer to the risk disclosures outlined in disclosure documents filed by other early stage energy companies with the Securities and Exchange Commission available at www.sec.gov. The Company assumes no obligation to update the information in this release.